Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: February 04, 2003

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

•	Press Release of February 04, 2003 with fiscal first quarter results

Interim Report of EPCOS AG at December 31, 2002

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40 000 different products. The Group operates design, manufacturing and marketing facilities in Europe, the Americas and Asia Pacific.

Passive electronic components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

In fiscal 2002 (October 1, 2001, to September 30, 2002), EPCOS posted sales of €1.31 billion. At September 30, 2002, the company employed about 13 100 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

Information on trends in business and anticipated developments

➢	New orders pick up 16% quarter on quarter

➢	Sales of €330 million slightly up on previous quarter

➢	EBIT positive at €3 million

➢	Cost-cutting measures bite

➢	Net cash flow, at €9 million, positive again

In the first quarter of fiscal 2003 (October 1 to December 31, 2002), new orders from all industries served by EPCOS picked up, rising 16% sequentially from €294 million to €340 million.

At €330 million, sales were slightly up on the previous quarter’s €326 million. Whereas sales in telecommunications and automotive electronics rose, they declined in distribution and in consumer electronics, where Christmas business was disappointing. Setbacks also occurred in business with the computer industry due to current slack demand. Sales in industrial electronics remained stable.

Sales growth in telecommunications can be attributed solely to the revival in mobile phones. This was primarily caused by the market launch of many handsets with innovative features and for new services. At the same time, more and more mobile phone users are replacing their handsets by new ones.

In Europe, which still accounts for more than 60% of EPCOS’ business, sales remained on a par with the previous quarter. Here a 7% rise in German sales had a stabilizing effect. In NAFTA, sales slipped 2% while business in Asia, with 6% growth, expanded once again.

In Q1 2003, earnings before interest and tax (EBIT) were positive at €3 million and improved considerably over the previous quarter’s minus €64 million.

“Despite persistent price erosion, we made it back to the black in the first quarter of 2003. This is conclusive proof that our cost-cutting measures are biting more”, said EPCOS President and CEO Gerhard Pegam. “We have thus reached a major milestone on the road back to sustained profitability.”

Savings successes in purchasing and cost-cutting through process optimization are the reasons for the significant improvement in earnings over the previous quarter. Progress in relocation of manufacturing operations is having an increasingly positive impact. Whereas about 50% of relocation projects had been completed by the end of September 2002, this figure will rise to 75% by the end of March.

Net income for Q1 2003 totaled €0.5 million, earnings per share amounted to 1 eurocent. Net cash flow was again positive at €9 million.

Business segments

With effect from October 1, 2002, EPCOS modified its organizational structure in response to changing market conditions. Microwave ceramic filters and multilayer ceramic modules were transferred from the Ceramic Components segment to the Surface Acoustic Wave (SAW) Components segment. This change takes into account that modules are evolving more and more into complete solutions that integrate SAW filters as well. Inductors, which used to belong to the Capacitors segment, have now been combined with ferrites in the new Ferrites and Inductors segment because a steadily rising share of ferrite cores are processed into inductive components by EPCOS. These new structures also affect financial reporting by EPCOS. All figures have been presented in comparable form in the tables attached.

In Q1 2003, EBIT in all business segments improved considerably over the previous quarter.

In Capacitors, sales of €90 million remained more or less unchanged from the previous quarter’s €91 million. EBIT was positive at €2 million and improved from minus €11 million in Q4 2002. Business still suffered from price erosion, but not as severely as in the previous quarter. Demand for tantalum capacitors for mobile phone applications picked up as a result of replacement and Christmas business. Lively interest by automotive electronics customers in our tantalum capacitors for ambient temperatures up to 175 °C deserves special mention. Demand for film capacitors was particularly strong in lighting applications.

In the Ceramic Components segment too, sales of €87 million were on a par with the previous quarter’s €88 million. EBIT reached breakeven versus minus €13 million in the previous quarter. Price erosion abated in this segment as well. Business in automotive electronics and household appliances had a stabilizing effect. Demand for thermistors and varistors for power electronics was also good. Demand for piezo actuators for modern diesel injection systems continues to rise as automobile manufacturers worldwide show a growing interest in this technology. EPCOS is currently the only manufacturer that can supply these key components from volume production.

In Surface Acoustic Wave Components, sales rose 3% to €115 million from the previous quarter’s €111 million. Earnings were back in the black at €9 million versus minus €19 million in the previous quarter. Demand for filters for mobile phone applications developed favorably. Business in multilayer ceramic modules for the latest generation of multifunctional mobile phones also gained momentum in the first quarter. Business in entertainment electronics, on the other hand, was sluggish as restricted prospects of economic recovery and large stocks of unsold TV sets left their mark on sales. Automotive electronics business was stable on the whole. Rising demand for SAW filters and resonators from manufacturers of tire pressure monitoring systems is particularly promising.

In the new Ferrites and Inductors segment, sales rose slightly in Q1 2003 to €38 million against the previous quarter’s €36 million. EBIT amounted to minus €8 million versus minus €22 million in the previous quarter. Ferrites continue to suffer from the crisis in wireline telecommunications, even though signs of a revival in ADSL business are emerging in Asia. Demand for inductive components for automotive applications had a positive impact on this segment. In the industrial electronics market, demand for inductors remained stable.

Outlook

EPCOS does not expect any noteworthy economic recovery in fiscal 2003. Cost-cutting measures are being vigorously pushed. The COMPETE program launched in July 2002 to cut costs and boost efficiency will yield savings of about €170 million in fiscal 2003. Capital expenditure will be distinctly lower than depreciation in 2003 as well.

Most of the initial relocation difficulties at the new production sites have been overcome. The resulting savings will increase from month to month.

As fiscal 2003 unfolds, new products are expected to make a greater contribution to sales. EPCOS is adhering to its forecast of moderate sales growth and positive figures for earnings and cash flow in fiscal 2003.

“Positive business development in the first quarter should not conceal the fact that we still face slack demand and unrelenting competition. But earnings for the first quarter confirm our expectation of a return to profitability for 2003 as a whole”, said Pegam.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2002.

Further events

The Annual General Meeting will be held on February 12, 2003, at the International Congress Center in Munich.

Results for the second quarter of fiscal 2003 will be published on May 7, 2003.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesamt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Orders received	1st Quarter	+/-	1st Quarter
euro mn	2003	%	2002
Capacitors	90	37	66
Ceramic Components	94	34	70
SAW Components	114	7	107
Ferrites and Inductors	42	31	32

EPCOS Group	340	24	275

Net sales	1st Quarter	+/-	1st Quarter
euro mn	2003	%	2002
Capacitors	90	12	80
Ceramic Components	87	17	75
SAW Components	115	-12	130
Ferrites and Inductors	38	13	34

EPCOS Group	330	4	318

EBIT	1st Quarter	+/-	1st Quarter
euro mn	2003	%	2002
Capacitors	1,5		-1,6
Ceramic Components	0,1		-0,7
SAW Components	9,0		13,6
Ferrites and Inductors	-7,8		-5,3

EPCOS Group	2,8	-53	6,0

EBIT, % of sales	1st Quarter		1st Quarter
	2003		2002
Capacitors	1,7		-2,0
Ceramic Components	0,1		-0,9
SAW Components	7,9		10,5
Ferrites and Inductors	-20,6		-15,8

EPCOS Group	0,8		1,9

Capex	1st Quarter	+/-	1st Quarter
euro mn	2003	%	2002
Capacitors	6	-71	19
Ceramic Components	5	-64	15
SAW Components	8	-39	12
Ferrites and Inductors	5	-10	5
Consolidation	0		2

EPCOS Group	23	-56	53

Net income	1st Quarter	+/-	1st Quarter
euro mn	2003	%	2002
EPCOS Group	0,5	-87	4,0

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months ended December 31, 2002 and 2001

(€ thousand, except per share data)

	2002	2001
Net sales
Third parties	272 445	260 751
Related parties	57 065	57 268
Total net sales	329 510	318 019
Cost of goods sold	274 218	261 944
Gross profit	55 292	56 075
Research and development expenses	19 737	26 061
Marketing and selling expenses	29 268	33 405
General and administrative expenses	3 536	3 257
	52 541	62 723
Operating income (loss)	2 751	(6 648)
Interest income	325	575
Interest expense	(2 551)	(1 450)
Foreign exchange gains, net	271	5 075
Other income (expenses), net	(122)	7 637
Share of net losses of unconsolidated affiliates	(102)	(79)
Income before income taxes and minority interest	572	5 110
Provision for income taxes	(41)	(1 042)
Minority interest	(15)	(28)
Net income	516	4 040
Basic and diluted earnings per share	0.01	0.06

See accompanying notes to unaudited condensed consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

■  CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and September 30, 2002 (€ thousand, except share data)

	Note	31.12.2002	30.09.2002
(unaudited)
ASSETS
Current assets
Cash and cash equivalents		39 411	31 707
Accounts receivable, net		178 020	194 283
Inventories, net		220 097	208 261
Prepaid expenses and other current assets		46 168	53 485
Deferred income taxes		11 658	9 719
Total current assets		495 354	497 455

Property, plant and equipment, net		713 971	737 132
Intangible assets, net		43 553	35 202
Deferred income taxes		66 507	56 407
Other assets		20 631	17 395
Total assets		1 340 016	1 343 591

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		141 199	135 952
Accrued expenses and other current liabilities		170 076	181 532
Short-term borrowings		123 301	126 364
Current portion of long-term debt		16 717	17 332
Deferred income taxes		18 116	9 336
Total current liabilities		469 409	470 516

Long-term debt, excluding current installments		65 056	65 507
Pension liabilities		107 669	107 350
Deferred income taxes		12 109	12 045
Other liabilities		45 500	44 021
Minority interest		1 039	1 974
Total liabilities		700 782	701 413

Shareholders’ equity
Share capital, – 78 320 000 shares authorized, 65 300 000 shares issued and 65 275 000 outstanding for Sept. 30, and Dec. 31, 2002		65 300	65 300
Additional paid-in capital		255 225	255 225
Retained earnings		351 054	350 538
Accumulated other comprehensive loss		(31 467)	(28 007)
Treasury shares at cost (25 000 shares for Sept. 30, and Dec. 31, 2002)		(878)	(878)
Total shareholders’ equity		639 234	642 178
Total liabilities and shareholders’ equity		1 340 016	1 343 591

See accompanying notes to unaudited condensed consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

■ CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/LOSS, UNAUDITED

For the 3 months ended December 31, 2002 (€ thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2002	65 300	255 255	350 538	(28 007)	(878)	642 178

Comprehensive Loss:
Net Income	—	—	516	—	—	516
Currency translation adjustment	—	—	—	(3 694)	—	(3 694)
Unrealized gains on securities, net of tax of €150	—	—	—	234	—	234
Total comprehensive loss						(2 944)
Balances as of December 31, 2002	65 300	255 225	351 054	(31 467)	(878)	639 234

■ CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME, UNAUDITED

For the 3 months ended December 31, 2001 (€ thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2001	65 300	255 356	389 038	(14 437)	—	695 257

Comprehensive Income:
Net Income	—	—	4 040	—	—	4 040
Currency translation adjustment	—	—	—	8 561	—	8 561
Total comprehensive Income						12 601
Balances as of December 31, 2001	65 300	255 356	393 078	(5 876)	—	707 858

See accompanying notes to unaudited condensed consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 3 months ended December 31, 2002 and 2001 (€ thousand)

	2002	2001
Cash flows from operating activities
Net income	516	4 040
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	39 325	40 678
Provision for doubtful accounts	(512)	(1 581)
Loss on sale of property, plant and equipment	272	214
Share of net losses of unconsolidated affiliates	102	79
Minority interest	15	28
Deferred income tax	(2 018)	(752)
Changes in assets and liabilities, excluding effects of acquisitions
Decrease in accounts receivable	14 731	47 156
Decrease/(Increase) in inventories	(14 037)	3 155
Decrease/(Increase) in prepaid expenses and other current assets	6 552	(3 351)
(Decrease)/Increase in accounts payable	6 174	(29 272)
Decrease in accrued expenses and other current liabilities	(20 513)	(26 300)
Increase in other assets	(2 414)	(61)
Increase in pension liabilities	655	2 694
(Decrease)/Increase in other liabilities	1 712	(822)
Net cash provided by operating activities	30 560	35 905
Cash flows from investing activities
Proceeds from sale of equipment	12 184	477
Acquisitions of businesses, net of cash acquired	(9 127)	(1 825)
Capital expenditures	(23 331)	(53 309)
Dividends from (Investments in and advances to) unconsolidated affiliates	(972)	(78)
Net cash used in investing activities	(21 246)	(54 735)
Cash flows from financing activities
(Net decrease)/Net increase in short-term borrowings	(128)	14 391
Proceeds from issuance of long-term debt	4 128	14 489
Principal payments on long-term debt	(4 202)	(1 410)
Principal payments under capital leasing obligations	(91)	(116)
Net cash provided by (used in) financing activities	(293)	27 354
Effect of exchange rate changes on cash	(1 317)	631
Increase in cash and cash equivalents	7 704	9 154
Cash and cash equivalents at beginning of fiscal year	31 707	37 734
Cash and cash equivalents at end of three months	39 411	46 888

See accompanying notes to unaudited condensed consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The unaudited interim condensed consolidated financial statements as of and for the three-month periods ended December 31, 2002, and 2001 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. Intercompany balances have been eliminated in consolidation. The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Company’s Annual Report for 2002 on Form 20-F.

2.    Inventories, net

INVENTORIES, NET

(€ thousand)

	31.12.2002	30.09.2002
Raw materials and supplies	52 162	49 520
Work in process	62 027	60 678
Finished products	105 908	98 063
Total inventories, net	220 097	208 261

Total inventories as of December 31, 2002 and September 30, 2002, are net of valuation allowances of € 34 480 and € 35 755, respectively.

CONSOLIDATED FINANCIAL STATEMENTS

3.    Goodwill

On October 1, 2001, we early adopted of Statement of Financial Accounting Standards (‘SFAS’) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that amortization of goodwill ceases and that the carrying amount of goodwill be evaluated for recoverability, at least annually. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was no impairment.

The carrying amount of goodwill as of December 31, 2002, is as follows:

GOODWILL

Balance as of December 31, 2002 (€ thousand)

Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1 994	3 873	—	13 827	19 694

Included in the Condensed Consolidated Balance Sheets as of December 31, 2002 and September 30, 2002 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(€ thousand)

	31.12.2002		30.09.2002
	Gross	Net	Gross	Net
Patents, licenses and similar rights	37 179	20 434	35 566	20 248
Customer lists	3 200	2 586	3 200	2 667
Other	947	839	957	882
Total intangible assets (finite lives)	41 326	23 859	39 723	23 797

Amortization related to intangible assets (finite lives) amounted to €1.542 million for the three months ended December 31, 2002, respectively (€1.773 million three months ended December 31, 2001, respectively). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first three months of fiscal year 2003. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

CONSOLIDATED FINANCIAL STATEMENTS

The development of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (€ thousand)

2003	6 490
2004	6 192
2005	5 159
2006	1 831
2007	1 479

4.    Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued. The treasury stock method is used to calculate dilutive shares. This method reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

The following table sets forth the computation of basic and diluted earnings per share for the three-month periods ended December 31, 2002 and 2001:

EARNINGS PER SHARE

(€ thousand, expect share data)

	3-months ended December 31
	2002	2001
Net income	516	4 040
Denominator for basic earnings per share – weighted average shares	65 275 000	65 300 000
Effect of dilutive shares – stock	—	49 306
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65 275 000	65 349 306
Basic and diluted earnings per common share, €	0.01	0.06

CONSOLIDATED FINANCIAL STATEMENTS

5.    Stock-based Compensation

● Stock Option Activity

	Number of options	Weighted average exercise price per share (in €)
Balance as of September 30, 2002	1 069 750	76.47
Granted	698 500	15.23
Exercised	—	—
Forfeited	3 000	77.75
Balance as of December 31 2002	1 765 250	52.24

For pro forma purposes, the estimated fair value of the Company’s stock-based awards to employees is amortized over the options’ vesting period of two years. Had the Company measured compensation cost for the stock options granted under the fair value based method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts set forth below:

● Net Income (Loss) and Earnings (Loss) per Share

periods ended December 31 (€ thousand)

	2002	2001
Net income (loss)
As reported	516	4 040
Pro forma	(2 721)	1 321
Basic and diluted earnings (loss) per share (in €)
As reported	0.01	0.06
Pro forma	(0.04)	0.02

The fair value of the Company’s stock options of fiscal 2002 and 2001 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2002 and 2001:

● Average Values of Stock Options

periods ended December 31

	2002	2001
Risk-free interest rate	4.03%	4.37%
Expected life of options (in years)	5	5
Expected volatility	50%	50%
Average expected dividend per share (in €)	—	—

CONSOLIDATED FINANCIAL STATEMENTS

6.    Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(€ million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Eliminations	Consolidated total
3 months ended December 31, 2002
Net sales	89.8	87.2	114.6	37.9	—	329.5
Inter-segment net sales	—	—	—	—	—	—
Total sales	89.8	87.2	114.6	37.9	—	329.5
EBIT	1.5	0.1	9.0	(7.8)	—	2.8
Interest result, net						(2.2)
Income before income taxes and minority interest						0.6
Depreciation and amortization	7.6	9.5	18.0	3.5	0.7	39.3
Capital expenditures	5.5	5.4	7.5	4.7	0.2	23.3
3 months ended December 31, 2001
Net sales	80.2	74.6	129.7	33.5	—	318.0
Inter-segment net sales	—	—	—	—	—	—
Total sales	80.2	74.6	129.7	33.5	—	318.0
EBIT	(1.6)	(0.7)	13.6	(5.3)	—	6.0
Interest result, net						(0.9)
Income before income taxes and minority interest						5.1
Depreciation and amortization	7.1	8.2	21.1	3.7	0.6	40.7
Capital expenditures	19.1	15.2	12.3	5.2	1.5	53.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

By:	/s/ PETER KNOLL
Name: Mr. Peter Knoll Title: General Counsel EPCOS AG

Dated: February 04, 2003